08026504

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section
FEB 28 2008
Washington, DC
106

AB
3/4

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66625 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 3rd Floor
(No. and Street)

New York | New York | 10020
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ricardo Paranhos Goncalves, Managing Director 212-626-7206
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue | New York | New York | 10154
(Address) | (City) | (State) | (Zip Code)

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OP
3/6/08

# OATH OR AFFIRMATION

I, Ricardo Paranhos Goncalves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco do Brasil Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAKOV GRBIC
NOTARY PUBLIC, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2009

Signature

Managing Director

Title

Notary Public

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 25 day of FEB., 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# BANCO DO BRASIL SECURITIES LLC

(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

BANCO DO BRASIL SECURITIES LLC

## Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Board of Directors and Stockholder
Banco do Brasil Securities LLC:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco do Brasil Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2008

**BANCO DO BRASIL SECURITIES LLC**

Statement of Financial Condition

December 31,2007

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 733,093 |
| Securities owned, at clearing broker, at fair value | | 1,851,912 |
| Securities on deposit, at clearing broker, at fair value | | 104,117 |
| Receivables from broker-dealers and clearing organizations | | 26,675 |
| Other assets | | 2,355 |
| Total assets | $ | 2,718,152 |
| **Liabilities and Member's Equity:** | | |
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 70,476 |
| Total liabilities | | 70,476 |
| Member's equity | | 2,647,676 |
| Total liabilities and member's equity | $ | 2,718,152 |

See accompanying notes to financial statements.

## BANCO DO BRASIL SECURITIES LLC

Statement of Operations

Year Ended December 31, 2007

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 130,691 |
| Trading revenues, net | | 69,470 |
| Interest | | 88,081 |
| Other | | 30,309 |
| Total revenues | | 318,551 |
| **Expenses:** | | |
| Employee compensation and benefits | | 942,417 |
| Occupancy, equipment and communication | | 209,349 |
| Brokerage expenses | | 91,584 |
| Professional fees | | 83,609 |
| Travel expense, meals and entertainment | | 15,913 |
| Other | | 38,578 |
| Total expenses | | 1,381,450 |
| Net loss | $ | (1,062,899) |

See accompanying notes to financial statements.

**BANCO DO BRASIL SECURITIES LLC**

Statement of Changes in Member's Equity

Year ended December 31, 2007

| | | |
|---|---|---|
| **Balance at December 31, 2006** | $ | 2,210,575 |
| Net loss | | (1,062,899) |
| Capital contribution from Parent | | 1,500,000 |
| **Balance at December 31, 2007** | $ | 2,647,676 |

See accompanying notes to financial statements.

**BANCO DO BRASIL SECURITIES LLC**

Statement of Cash Flows

Year ended December 31, 2007

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (1,062,899) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| (Increase) decrease in operating assets: | |
| Securities owned, at fair value | 310,289 |
| Securities on deposit, at clearing broker, at fair value | (503) |
| Receivables from broker-dealers and clearing organizations | (20,880) |
| Other assets | 13,018 |
| (Decrease) in operating liabilities: | |
| Accrued expenses and other liabilities | (10,285) |
| Net cash used in operating activities | (771,260) |
| **Cash flows from financing activity:** | |
| Capital contribution from Parent | 1,500,000 |
| Net cash provided by financing activity | 1,500,000 |
| Net increase in cash and cash equivalents | 728,740 |
| **Cash and cash equivalents:** | |
| Beginning of year | 4,353 |
| End of year | $ 733,093 |

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC

Notes to Financial Statements

December 31, 2007

## (1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company was initially formed as BB Leasing Services LLC in 1995. The Company changed its present name (Banco do Brasil Securities LLC) on April 2, 2004 and became a registered broker dealer on March 3, 2005. The Company commenced its broker dealer operations on March 3, 2005.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the US capital markets. The Company acts as an introducing broker in securities, commodities, futures and options. In addition, the Company received approval in 2007 to expand its agency business to include activity in proprietary trading of Fixed Income. The activity is primarily in U.S. Treasury securities which are carried at fair market value.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

## (2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

### *(a) Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less, held at a major financial institution. As at December 31, 2007, the Company had a $740,000 time deposit held at the New York branch of the Parent (the Branch), partially offset by a cash overdraft balance of $6,907 at the Branch. The time deposit has an original maturity of three months or less and is carried at cost plus accrued interest and as it is short term, this amount approximates to fair value.

### *(b) Securities Transactions and Revenue Recognition*

Transactions in securities and related revenues and expenses are recorded on a trade date basis.

### *(c) Securities Owned and Securities on Deposit, at Fair Value*

As at December 31, 2007, securities owned and securities on deposit consisted of $1,956,029 of U.S. Treasury bills held at clearing broker. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within net trading revenues in the statement of operations. U.S. Treasury bills are carried at fair value, based on dealer quotes.

*(d) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

*(e) New Accounting Pronouncements*

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No.157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3) that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the impact of adopting SFAS No. 157 on the financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which the fair value option election is applied as of the effective date, the effect of the first remeasurement to fair value is reported as cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on the financial statements.

**(3) Related Party Transactions**

Commission income of $130,691 in 2007 was generated through transactions with the affiliated entities based upon mark-ups on securities transactions. Commissions are recorded on a trade-date basis as securities transactions occur.

Service agreements are in place with the Branch for the provision of payroll, administration, occupancy, equipment and communication services. The Branch allocated to the Company $117,713 during the year 2007 for such services.

## (4) Income Taxes

The Company is a single-member LLC and is included in the federal tax return of Banco do Brasil S.A. – New York Branch.

There is no tax sharing agreement between the Company and its parent, no dividends have been paid by the Company to its Parent for tax reimbursements and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no tax has been allocated to the Company in its financial statements. For the year ended December 31, 2007, the Company would have reported a current tax expense of $625 and a deferred tax of $0 if it were a separate taxable entity subject to the same tax rules of its parent.

The Company would have recorded a deferred tax asset relating to the unused net operating loss carry-forward if it were a separate taxable entity as described above. The net operating losses will begin to expire in 2009. The deferred tax asset is subject to reduction by valuation allowance if, based on a review of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. Based upon management's estimate and evaluation, the deferred tax asset that would have been recorded had the Company provided for income taxes as of December 31, 2007 would have been $1,302,417, offset by a valuation allowance of $1,302,417.

## (5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $1,772,666, which was $1,672,666 in excess of the amount required of $100,000.

## (6) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

## (7) Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing Broker, the clearing Broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

## (8) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Parent has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

**Schedule I**

## BANCO DO BRASIL SECURITIES LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 2,647,676 |
| Deductions and or charges: | | |
| Nonallowable assets: | | |
| Cash and cash equivalents held at the branch and other assets | | 735,448 |
| Excess fidelity bond | | 138,000 |
| Net capital before haircuts | | 1,774,228 |
| Haircuts on securities positions: | | |
| U.S. treasury bills | | 1,562 |
| Net capital | $ | 1,772,666 |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accrued expenses and other liabilities | $ | 70,476 |
| Net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness) | | 100,000 |
| Capital in excess of minimum requirement | $ | 1,672,666 |
| Ratio of aggregate indebtedness to net capital | | 4% |

**Paragraph Pursuant to Rule 17a-5(d)(4)**

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17 A-5 Part IIA FOCUS Report of December 31, 2007 filed on January 2, 2008.

Schedule II

# BANCO DO BRASIL SECURITIES LLC

Computation for Determination of Reserve Requirements
for Brokers or Dealers Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing broker or dealer, and the Company does not otherwise hold customer funds or securities and therefore is exempt from the provisions of rule 15c3-3 pursuant to paragraph (k)(2)(ii).

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

**Report of Independent Auditors on Internal Control**
**Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

The Board of Directors and Stockholder
Banco do Brasil Securities LLC:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

2. Making periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

4. Making daily computations of the segregation requirements of Section 4d(A)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

5. Making daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and the CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END